6

SEC
Mail Processing
Section



16013928

FEB 29 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 21215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers & Investors Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 N. 78th Street, Suite G3
(No. and Street)

Kansas City (City) KS (State) 66112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerrod L. Foresman 913-299-5008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700 (Address) Kansas City (City) MO (State) 64106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerrod L. Foresman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers & Investors Company, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title



SAMANTHA L. M. KANAWYER
Notary Public - State of Kansas
My Appt. Expires April 17, 2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Bankers & Investors Co.
Kansas City, Kansas

We have audited the accompanying statement of financial condition of Bankers & Investors Co. (the "Company"), as of December 31, 2015 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 as of December 31, 2015, ("supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

Kansas City, Missouri
February 26, 2016

Bankers & Investors Co.
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	153,091
Receivable from clearing account		25,356
Accounts receivable		28,012
Prepaid expense		17,551
Receivable to parent company related to income tax allocation		790
Goodwill		384,797
Total Assets	$	609,597
Liabilities & Stockholder's Equity		
Accounts payable	$	138,892
Total liabilities		138,892
Commitments:		
Stockholder's equity:		
Common stock, no par value, 100,000 shares authorized, 87,000 issued and outstanding		32,131
Additional paid-in capital		490,897
Retained deficit		(52,323)
Total stockholder's equity		470,705
Total Liabilities and Stockholder's Equity	$	609,597

See notes to financial statements.

Bankers & Investors Co.
Statement of Operations
For the Year Ended December 31, 2015

Revenues:		
Commissions revenue	$	783,021
Advisory fees		218,715
Service fees		305,489
Interest income		5,236
Other income		8,284
		1,320,745
Expenses:		
Personnel services		868,299
Management services		357,811
Professional fees		26,132
Broker charges		11,821
Regulatory fees		27,383
Other operating expenses		54,839
		1,346,285
Income before income taxes		(25,540)
Provision for income tax expense		-
Net loss	$	(25,540)

See notes to financial statements.

Bankers & Investors Co.
Statement of Stockholder's Equity
For the Year Ended December 31, 2015

Retained deficit - December 31, 2014	$	(26,783)
Net loss		(25,540)
Retained deficit - December 31, 2015	$	(52,323)

See notes to financial statements.

Bankers & Investors Co.
Statement Of Cash Flows
For the Year Ended December 31, 2015

Operating activities:		
Net loss	$	(25,540)
Adjustments to reconcile net loss to cash flows used in operating activities:		
Changes in		
Prepaid expense		2,110
Accounts receivable		9,866
Accounts payable		(27,016)
Payable to parent company related to income tax allocation		(6,000)
Cash used by operating activities		(46,580)
Decrease in cash and cash equivalents		(46,580)
Cash, December 31, 2014		199,671
Cash, December 31, 2015	$	153,091
Supplemental cash flow information:		
Interest paid	$	214
Income taxes paid	$	6,000

See notes to financial statements.

Bankers & Investors Co.
Notes to Financial Statements
December 31, 2015

1. Description of Business and Summary of Significant Accounting Policies

Description of Business:
Bankers & Investors Co. (the "Company") is a full service securities broker providing investment advisory and other related services to clients in the Midwestern United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor. The Company is a wholly-owned subsidiary of Valley View Bancshares, Inc.

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Income Taxes
The Company files consolidated Federal and State income tax returns with its parent, Valley View Bancshares, Inc. In conformity with this treatment, the Company records an income tax expense or benefit, paid to or received from its parent monthly. The amount is calculated based on the Company's financial statement income or loss, multiplied by what is estimated to be a reasonable aggregate Federal and State income tax rate, approximately 40%, for the consolidated return. As of December 31, 2015, there are no current or deferred income tax assets or liabilities. Income tax expense was $0 for the year ended December 31, 2015, due to a $25,000 non-deductible expense incurred during the year.

Cash Equivalents:
The Company's cash equivalents consist principally of cash and money market accounts with financial institutions with an original maturity of three months or less.

Fair Value of Financial Instruments:
The carrying amounts reported in the statement of financial condition for cash and cash equivalents, receivables, and all liabilities approximate those assets and liabilities fair values because of their short-term nature.

Revenue Recognition:
Commission revenue and related expenses are recorded on a trade-date basis. Services fees, which are comprised of continuing service fees and 12b-1 fees, are recorded in the period in which they are earned. Advisory fees are recorded when invoices are issued. Interest and other income are recognized when earned. Expenses are recorded when the obligation is incurred.

2. Goodwill

The company has recorded goodwill "pushed down" from its parent company, Valley View Bancshares, Inc. Goodwill represents the excess of the purchase price of the parent's investment in the Company over the net book value of the Company's assets and liabilities at the date of purchase. The goodwill is tested for impairment at least annually. For the year ended December 31, 2015, management determined through such testing that the goodwill did not require impairment.

3. Related Party Transactions

The Company paid its parent $347,452 in networking agreement fees for the year ended December 31, 2015 representing occupancy costs at various bank locations.

The Company had a receivable to its parent in the amount of $790 as of December 31, 2015 related to its income tax allocation.

Various administrative and personnel costs were paid directly by the Company's parent during the year ended December 31, 2015. The parent bills the Company for these costs with no mark-up and the Company reimburses the parent on a monthly basis.

4. Employee Benefit Plans

The company participates in Valley View Bancshares, Inc. 401(k) plan, covering all eligible employees. The contribution is solely based on the discretion of the company. Contributions to the plan charged to personnel services amounted to $15,843 in 2015.

5. **Subsequent Events**

Subsequent events have been evaluated through the date of the Report of Independent Registered Public Accounting Firm, which is the date the financial statements were issued.

6. **Net Capital Requirements and SIPC Assessment**

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum amount of net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2015 is summarized as follows:

December 31, 2015	
Net capital	$52,769
Aggregate indebtedness	$138,892
Minimum net capital required	$9,207
Excess net capital	$43,562
Excess net capital at 1000%	$38,959
Net capital ratio	2.63 to 1

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Bankers & Investors Co.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Net Capital:		
Total shareholder's equity	$	470,705
Ownership equity not allowable for net capital:		
Accounts receivable over 30 days		10,424
Total accounts receivable		5,164
Goodwill		384,797
Prepaid expenses		17,551
Net capital before haircuts on investments		52,769
Haircuts on investments		-
Net capital	$	52,769 **
Aggregate indebtedness	$	138,892
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	9,207
Excess of net capital	$	43,562
Ratio : aggregate indebtedness to net capital		2.63

** No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part IIA filing as of December 31, 2015. Therefore, no reconciliation of the two computations is deemed necessary.

Report of Independent Registered Public Accounting Firm on Management's Exemption Report

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Bankers & Investors Co.
Kansas City, Kansas

We have reviewed management's statements, included in the accompanying *Bankers & Investors Co. Exemption Report,* in which (1) Bankers & Investors Co. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934.*

BKD, LLP

Kansas City, Missouri
February 26, 2016


Bankers &
Investors Co.

Member FINRA/SIPC

February 26, 2016

U.S. Securities and Exchange Commission
1801 California Street
Suite 4800
Denver, CO 80202

RE: SEA Rule 17a-5(d)(4) Exemption Report

Bankers & Investors Co. (the "Company") is a registered broker-dealer (SEC #8-21215) subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Bankers & Investors Co., as an introducing broker/dealer, clears all transactions with and for customers on a fully disclosed basis with the clearing broker/dealer, Hilltop Securities, Inc., and promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker/dealer.

Our firm also maintains contractual relationships with several mutual fund and insurance companies and promptly transmits all customer funds and securities to the respective company which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4.

Further, we have engaged on November 17, 2015 the certified auditing firm of BKD, LLP. 1201 Walnut Street, Suite 1700, Kansas City, MO 64106 as a PCAOB qualified firm to prepare each year's financial audit including this year's December 31, 2015 audit.

I, Jerrod L. Foresman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Jerrod L. Foresman
President

1300 N. 78th Street, Suite G3, Kansas City, KS 66112 (913) 299-5008

Statement of Assessment and Payments to SIPC

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
Bankers & Investors Co.
Kansas City, Kansas

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015 which were agreed to by Bankers & Investors Co. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting the following difference:

   a. Revenue per audited Form X-17A-5 of $1,320,745 compared to revenue per SIPC-7 of $1,321,866.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 26, 2016

Bankers & Investors Co.
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2015

Total Revenue			
January to June 2015	668,970		
July to December 2015	652,896		
			1,321,866
Direct Expenses			
January to June 2015	11,431		
July to December 2015	7,931		
		19,362	
Interest Expense			
January to June 2015	124		
July to December 2015	90		
		214	
Total Deductions			19,576
SIPC Net Operating Revenues			1,302,290
General Assessment @ .0025			3,256
Total due for the year ended December 31, 2015			3,256
July 30, 2015 payment to SIPC			1,644
January 22, 2016 payment to SIPC			1,612
Total paid for the year ended December 31, 2015			3,256

Bankers & Investors Co.

Financial Statements

December 31, 2015

Bankers & Investors Co.
Table of Contents
December 31, 2015